Exhibit 99.1

                                   [VSNL LOGO]



                                                             RISHABH NATH ADITYA
                                                     Assistant Company Secretary

HQ/CS/CL.24B/9767
14 March 2003

Sir,
         SUB : CHANGE IN COMPANY'S DIRECTORATE - APPOINTMENT OF DIRECTOR

         This is to inform you that Mr. F.A. Vandrevala has been appointed as Additional Non-Executive Director on the Board of VSNL with effect from 26 February 2003 vide circular resolution passed.

         This is for your information and records.

         Thanking you,
                                                               Yours faithfully,
                                                For Videsh Sanchar Nigam Limited


                                                             Rishabh Nath Aditya

To :

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
     - 400 023. Fax : 267 3199

11. Shri A.K. Gupta, DGM (FA), Corporate Finance, for SEC filing requirements, Fax 1195.



                          VIDESH SANCHAR NIGAM LIMITED

      VIDESH SANCHAR BHAVAN, MAHATMA GANDHI ROAD, MUMBAI - 400 001, INDIA.
    BOARD : +91-22- 5657 8765   DIRECT : +91-22-22624300 FAX: +91 22 22667744
                       e-mail : rishabh.aditya@vsnl.co.in